FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND
SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

[x]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 1995

[ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________
Commission file number 1-2981

FIRSTAR CORPORATION THRIFT AND SHARING PLAN
(Title of Plan)

FIRSTAR CORPORATION
777 East Wisconsin Avenue
Milwaukee, Wisconsin 53202
(Name and Address of Principal Executive Offices of
Employer-Issuer)

__________________________________________________________

REQUIRED INFORMATION

Financial Statements - Reference is made to the financial statements of the Plan submitted under Form SE.

Exhibit 23 - Consent of Independent Auditors.
__________________________________________________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                 FIRSTAR CORPORATION
                                   THRIFT AND SHARING PLAN


                                  /s/ Paul Braun
                                 _________________________
                                 Paul Braun
                                 (Committee Member)
June 27, 1996

The Board of Directors
Firstar Corporation

We consent to incorporation by reference in the registration statement (No. 33-59207) on Form S-8 of Firstar Corporation of our report dated April 5, 1996, relating to the statements of net assets available for plan benefits of the Firstar Corporation Thrift and Sharing Plan as of December 31, 1995, and 1994, and the related statements of changes in net assets available for plan benefits for each of the years in the three-year period ended December 31, 1995, the schedule of assets held for investment purposes as of December 31, 1995 and the schedule of reportable transactions for the year ended December 31, 1995, which report appears in the December 31, 1995 annual report on Form 11-K of the Firstar Corporation Thrift and Sharing Plan.




KPMG PEAT MARWICK



Milwaukee, Wisconsin
June 27, 1996